UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

January 8, 2024

As informed by a Relevant Information Communication dated October 13, 2022, the Creditors’ Meeting of Gasoducto Sur Peruano S.A. (“GSP”) approved the dissolution and liquidation of the company. Since the liquidation agreement was declared null and void by Resolution No. 4069-2023/CCO-INDECOPI and a new agreement was not approved within the legal term, today the Insolvency Proceedings Commission has ordered the dissolution and liquidation of GSP by Resolution No. 6101-2023/CCO-INDECOPI.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	January 8, 2024

2